# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: EGAIN Corp, CIK 0001066194
CUSIP: 28225C806
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1252 BORREGAS AVENUE, SUNNYVALE, California (CA), 94089
Date of event which requires filing of this statement: 10/06/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000921895-23-000931
Filed by CIK 0001688522
Persons authorized to receive notices and communications: MR. DAVID L. KANEN, KANEN WEALTH MANAGEMENT, LLC, 6810 Lyons Technology Circle, Suite 160, Coconut Creek, Florida (FL), 33073, 631-863-3100

## Reporting persons
- Philotimo Fund, LP (CIK 0001688522): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,056,031; sole dispositive power 0; shared dispositive power 1,056,031; aggregate amount beneficially owned 1,056,031 (3.9% of the class)
- Philotimo Focused Growth & Income Fund (CIK 0001962162): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 734,187; sole dispositive power 0; shared dispositive power 734,187; aggregate amount beneficially owned 734,187 (2.7% of the class)
- Kanen Wealth Management LLC (CIK 0001681614): type of reporting person: investment adviser (IA); citizenship or place of organization: Florida (FL); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 2,025,254; sole dispositive power 0; shared dispositive power 2,025,254; aggregate amount beneficially owned 2,025,254 (7.5% of the class)
- Kanen David (CIK 0001681743): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), personal funds (PF), other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 22,429; shared voting power 2,025,254; sole dispositive power 22,429; shared dispositive power 2,025,254; aggregate amount beneficially owned 2,047,683 (7.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: EGAIN Corp
Address of issuer's principal executive offices: 1252 BORREGAS AVENUE, SUNNYVALE, California (CA), 94089
Comment: The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned ("Amendment No. 4"). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Philotimo were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by PHLOX were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by KWM on behalf of the Managed Accounts were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 1,056,031 Shares beneficially owned by Philotimo is approximately $7,977,132, including brokerage commissions. The aggregate purchase price of the 734,187 Shares beneficially owned by PHLOX is approximately $5,934,578, including brokerage commissions. The aggregate purchase price of the 235,036 Shares held in the Managed Accounts is approximately $1,880,148, including brokerage commissions. The aggregate purchase price of the 22,429 Shares beneficially owned by Mr. Kanen is approximately $197,419, including brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 26,867,067Shares outstanding as of September 5, 2025 as reported in the Issuer's Annual Report on Form 10-K filed with the SEC on September 12, 2025.

A. Philotimo
As of the close of business on October 8, 2025, Philotimo beneficially owned 1,056,031 Shares. Percentage: Approximately 3.9%

B. PHLOX
As of the close of business on October 8, 2025, PHLOX beneficially owned 734,187 Shares. Percentage: Approximately 2.7%

C. KWM
As of the close of business on October 8, 2025, KWM beneficially owned 2,025,254 Shares, consisting of (a) the 1,056,031 Shares owned directly by Philotimo, which KWM may be deemed to beneficially own as the general partner of Philotimo, (b) the 734,187 Shares owned directly by PHLOX, which KWM may be deemed to beneficially own as the investment manager of PHLOX and (c) the 157,918 Shares held in the Managed Accounts, which KWM may be deemed to beneficially own as the investment manager of the Managed Accounts. Percentage: Approximately 7.5%

D. Mr. Kanen
As of the close of business on October 8, 2025, Mr. Kanen beneficially owned 2,047,683 Shares, consisting of (a) the 22,429 Shares owned directly by Mr. Kanen, (b) the 1,056,031 Shares owned directly by Philotimo, which Mr. Kanen may be deemed to beneficially own as the managing member of KWM, (c) the 734,187 Shares owned directly by PHLOX, which Mr. Kanen may be deemed to beneficially own as the managing member of KWM, and (d) the 157,918 Shares held in the Managed Accounts, which Mr. Kanen may be deemed to beneficially own as the managing member of KWM. Percentage: Approximately 7.6%.

Each Reporting Person is a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own the 2,047,683 Shares beneficially owned in the aggregate by all the Reporting Persons, constituting approximately 7.6% of the outstanding Shares. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

A. Philotimo
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,056,031
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,056,031

B. PHLOX
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 734,187
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 734,187

C. KWM
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,025,254
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,025,254

D. Mr. Kanen
1. Sole power to vote or direct vote: 22,429
2. Shared power to vote or direct vote: 2,025,254
3. Sole power to dispose or direct the disposition: 22,429
4. Shared power to dispose or direct the disposition: 2,025,254
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

A. Philotimo
The transactions in the Shares by Philotimo during the past sixty days are set forth in Exhibit 1 and are incorporated herein by reference. All such transactions were effected in the open market.

B. PHLOX
PHLOX has not entered into transactions in the Shares during the past sixty days.

C. KWM
KWM has not entered into transactions in the Shares during the past sixty days.

D. Mr. Kanen
Mr. Kanen has not entered into transactions in the Shares during the past sixty days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

1 - Transactions in Securities

## Signatures
- Philotimo Fund, LP: /s/ David L. Kanen, David L. Kanen, Managing Member of Kanen Wealth Management, LLC, its general partner (10/08/2025)
- Philotimo Focused Growth & Income Fund: /s/ David L. Kanen, David L. Kanen, Managing Member of Kanen Wealth Management, LLC, its investment adviser (10/08/2025)
- Kanen Wealth Management LLC: /s/ David L. Kanen, David L. Kanen, Managing Member (10/08/2025)
- Kanen David: /s/ David L. Kanen, David L. Kanen (10/08/2025)